UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 0-5833

(Check one)[ X ] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F [  ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2006

[ ] Transition Report on Form 10-K and Form 10-KSB

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q and Form 10-QSB

[ ] Transition Report on Form N-SAR

For Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission hasverified any information contained herein.
If the notification relates to a portion of the filing checked above, identifythe item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
MVP NETWORK, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
110 North Jefferson Avenue

City, State and Zip Code:
 St. Louis Missouri 63103

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

  State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

The attorney that reviews the Company’s periodic reports to be filed with the Securities and Exchange Commission was out of the country from March 20, 2007 through March 28, 2007, and has been unable to complete his review of the Company’s Annual Report on Form 10-KSB. The Company anticipates promptly filing the Annual Report as soon as the attorney completes his review.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Robert N. Wilkinson	(801)	533-9645
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:

[X ] Yes [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MVP Network, Inc. anticipates reporting a net loss of approximately $96,127 for the year ended December 31, 2006 as compared to net income of $37,081 for the year ended December 31, 2005. The change is primarily due to the fact that in the year ended December 31, 2006, the Company’s administrative expenses increased to $96,127 as compared to $12,919 in the year ended December 31, 2005. In addition, the Company had $50,000 of other income from settlement of debt in the year ended December 31, 2005, and no similar income in the year ended December 31, 2006.
MVP Network, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007	By:	/s/Paul A. Schneider

Chief Executive Officer